Lightspeed Commerce Inc.

POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

A.OVERVIEW

In accordance with the applicable rules of The New York Stock Exchange Listed Company Manual (the “NYSE Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Lightspeed Commerce Inc. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section H, below.

B.RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1)In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with NYSE Rules and Rule 10D-1 as follows:

(i)After an Accounting Restatement, the Compensation, Nominating and Governance Committee (or any successor committee thereof) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(a)For Incentive-based Compensation based on (or derived from) the Company’s share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
i.The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s share price or total shareholder return (or the derivative measure thereof) upon which the Incentive-based Compensation was Received; and
ii.The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

(i)The Committee shall have discretion to determine the appropriate means and timing of recovering Erroneously Awarded Compensation based on the particular facts and circumstances, including, without limitation, by (a) requiring reimbursement of Erroneously Awarded Compensation previously paid in cash; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (c) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the

Executive Officer; (d) cancelling outstanding vested or unvested equity or equity-based awards; and/or (e) taking any other remedial and recovery action permitted by applicable law. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(ii)To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iii)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(2)Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee determines that recovery would be impracticable and any of the following three conditions are met:

(i)The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NYSE;

(ii)Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to the NYSE; or

(iii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

(3)For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Executive Officer for the accounting errors or other actions leading to an Accounting Restatement.

C.DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

D.PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

E.ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals and, for greater certainty, need not be uniform with respect to any or all persons.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith. Subject to any limitation at applicable law or listing standard, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery decisions under this Policy).

F.AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.

G.OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy, shall be deemed to incorporate this Policy by reference and, in the event of any inconsistency, this Policy shall govern. Executive Officers at any given time shall be deemed to have accepted continuing employment on terms that include compliance with this Policy, to the extent of its applicable provisions, and to be contractually bound by its enforcement provisions.

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

H.DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(2)“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after the effective date of the applicable NYSE rules, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange, and (v) during the applicable Clawback Period (as defined below).

(3)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(4)“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(5)“Executive Officer” means current and former executive officers of the Company in accordance with the definitions provided under the Exchange Act and the NYSE rules.

(6)“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. A Financial Reporting Measure does not need to be presented within the Company’s financial statements or included in a filing with the SEC in order to be a Financial Reporting Measure.

(7)“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity-based compensation, bonuses and awards, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(8)“NYSE” means the New York Stock Exchange.

(9)“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(10)“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Revision History

Date	Version	Description	Approver
November 2025	3	Amended Policy effective as of November 4, 2025.	Compensation, Nominating and Governance Committee of the Board of Directors
November 2024	2	Amended Policy effective as of November 5, 2024.	Compensation, Nominating and Governance Committee of the Board of Directors
November 2023	1	Newly adopted Policy effective as of October 2, 2023.	Board of Directors